UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 26, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Second Quarter 2022 Results of UBS Group AG and UBS AG, which appear immediately following this page

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  July 26, 2022

UBS

Second quarter 2022

Financial results



26 July 2022

Important information

Forward Looking Statements: This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2021. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the second quarter of 2022 for a list of all measures UBS uses that may qualify as APMs.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 2Q22 report for more information.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Sustainability-focus and impact" refers to sustainability-focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS

Agenda

1

Key messages

Ralph Hamers, Group CEO

2

Financial performance

Sarah Youngwood, Group CFO

3

Q&A

Key messages

We are helping our clients navigate challenging markets

We are executing our strategy to drive sustainable growth and efficiency

We delivered strong reported results and good underlying performance

Helping our clients navigate challenging market conditions

Market, macroeconomic, and geopolitical factors

- Equities in bear market territory
- High inflation and monetary tightening
- Russia's invasion of Ukraine
- COVID-related restrictions and lockdowns
- Lower economic growth outlook



Invested assets
GWM
3.2trn
2.8trn
o/w FGA
1.4trn
1.2trn
2Q21
2Q22
Invested assets
AM
1.2trn
1.0trn
2Q21
2Q22
Loans
GWM + P&C
378bn
375bn
2Q21
2Q22
Deposits
GWM + P&C
517bn
517bn
2Q21
2Q22
Global Markets revenues
IB
1.6bn[2]
1.7bn
2Q21
2Q22

+0.4bn	(12.1bn)	+1.0bn	+15%	+10%
Net new fee-generating assets[1], 2Q22	Net new money excl. MM, 2Q22	Net new loans, GWM + P&C, 2Q22	Net interest income, GWM + P&C, 2Q22	Global Markets revenues, 2Q22

Balances as of quarter-end; 1 NNFGA exclude the effects on fee-generating assets of strategic decisions by UBS to exit markets or services; 2 Including the 87m loss incurred in 2Q21 on the default of a US-based client of our prime brokerage business

Delivering on the core elements of the ecosystem for investing

Private markets	SMAs[2]	Sustainable finance	My Way	Investment Products
Net new commitments[1] GWM	Net new money from SMA initiative in the US, AM	Invested assets in S&I[3], Group	Net inflows into mandates through My Way, GWM	Net new investment products, Personal Banking
+3.9bn	+4.0bn	239bn	+0.5bn	+0.5bn
2Q22	2Q22	2Q22	2Q22	CHF, 2Q22

Balances as of quarter-end; 1 2Q22 gross new private market commitments of 5bn; 1H22 gross new private market commitments of 13bn and net new private market commitments of 11bn; 2 Separately Managed Accounts; 3 Sustainability focus and impact investing; sustainability focus is strategies where sustainability is an explicit part of the investment guidelines, universe, selection, and/or investment process; impact investing is strategies where the intention is to generate measurable environmental and social impact alongside financial return

Leveraging technology as a differentiator while improving efficiency

UBS key4

MVP[1] May 2022

A new, purely digital, segment agnostic product line in Switzerland

- ✓ Relevant, smart, intuitive
- ✓ Broad and expanding module shelf including UBS key4 cards, UBS key4 smart FX, UBS key4 pension and UBS key4 gold including access to sustainable saving accounts

17% of non-clients are aware of UBS key4[2]

29% of retail clients[3] are mobile-only, +32% YoY

42% of mobile-only clients 15-30 years old[3]

Circle One

APAC MVP[1] May 2022

A global ecosystem app, connecting clients to top insights and actionable ideas

- ✓ Expert content through short videos and live events
- ✓ Actionable investment ideas
- ✓ Exclusive access to peer networks around specific topics or interests


Healthcare Summit 2021: Future of Health-Tech

Leveling up technology

~60% cloud
approximately 50/50 public and private cloud

65%, +10ppts vs. pre-Agile
of technology team members that have transitioned to Agile@UBS are engineers

>500
applications using a new AI technology for identification and service recovery, July 2022

~300
applications decommissioned in 1H22

UBS

1 Minimum viable product; 2 Source: Online campaign and competitor monitor among retail banking clients with freely up to CHF 750k investable assets (100 participants per day), time period: 23.5.22 – 20.7.22; 3 In Personal Banking, June 2022

We are executing our plans across the regions

Americas

- 37% YoY increase in GWM NII in 2Q22; 4% QoQ increase in GWM loan balances driven by +3.8bn NNL, primarily from SBLs and mortgages
- Introduced QR code sign-in functionality for GWM clients, improving security and ease of access

UBS makes up >20% of Barron's 2022 Top 100 PWM teams

Latin America best bank for Wealth Management[1]

Switzerland

- Record loan balances of CHF 142bn in P&C
- Entered multi-year partnership with NZZ's Sustainable Switzerland to drive the public dialogue on sustainable finance in the region

Best Bank in Switzerland[1] for the 8th time since 2012

Most digital retail bank in Switzerland[2]

EMEA

- 9% YoY decline in operating expenses
- +1.2bn net inflows YTD into UBS My Way
- UBS acted as lead financial advisor on the announced CHF 14bn combination of Dufry and Autogrill

#1 in FX in Western Europe[3]

Middle East and Western Europe best bank for Wealth Management[1]

APAC

- +3.3bn NNFGA in 2Q22
- UBS Securities stake increased from 51% to 67% underlines our long-term commitment to onshore China

Best M&A Bank 2022 in APAC[4]

#1 in Asia sales for the third year in a row[5]

1 Euromoney Private Banking Survey 2022; 2 Lucerne University of Applied Sciences and Arts, 2022; 3 Euromoney, 2022; 4 Global Finance, April 2022; 5 Institutional Investor, 2022

We delivered strong reported results and good underlying performance


RoCET1
Target: 15-18%
16.0%
13.2%
19.3%
18.9%
LTM 11.9%
12.8%
19.0%
17.6%
Cost/income ratio
Target: 70-73%
LTM 80.9%
78.5%
76.5%
75.8%
72.7%
72.5%
71.8%
70.6%
2Q19
2Q20
2Q21
2Q22


RoTE
11.9%
9.7%
15.4%
16.4%
Net profit
bn
+15%
CAGR
1.4
1.2
2.0
2.1
2Q19
2Q20
2Q21
2Q22

Financial performance

Sarah Youngwood, Group CFO

2Q22 net profit USD 2.1bn; 18.9% RoCET1



Net profit
m
+5%
2,006
+0.2%
20
(86)
(1.4%)
88
80
2,108
o/w:
Gains on sales: +810m[1]
Real Estate: (147m)
FX impact: (261m)
80m release in 2Q21 vs. 7m expense in 2Q22
o/w:
Litigation: (158m)
FX impact: +212m
2Q21
Total revenues
Credit loss expense
Operating expenses
Tax expense and NCI
2Q22
Cost/income ratio
71.8%
(0.2 ppts)
(1.0 ppts)
70.6%

Key figures

	2Q22	LTM 2Q22	Targets / guidance
Group PBT	2,615m	9,937m	
Net profit	2,108m	7,871m	
Diluted EPS	0.61	2.23	
RoCET1	18.9%	17.6%	15-18%
Cost/income	70.6%	72.5%	70-73%
GWM PBT growth	(11%)	(2%)	10-15%[2]
NNFGA growth[3]	0.1%	4.6%	Ambition >5%[2]
CET1 ratio	14.2%		~13%
CET1 leverage ratio	4.37%		>3.7%
Shares repurchased	1.6bn	4.5bn	~5bn, FY22

UBS

1 2Q22 includes a gain of 848m on the sale of our shareholding in Mitsubishi Corp.-UBS Realty Inc. and 2Q21 includes a gain of 37m on the sale of Fondcenter, subsequently renamed Clearstream Fund Centre; 2 Over the cycle; 3 Annualized; NNFGA exclude the effects on fee-generating assets of strategic decisions by UBS to exit markets or services

2Q22 Group results by region



Group total revenues
APAC
17%
40%
Americas
EMEA 20%
23%
Switzerland



Group profit before tax
excluding litigation
APAC
22%
Americas
23%
21%
EMEA
33%
Switzerland



Group cost / income ratio
84.2% excl. litigation
Americas
90.6%
Switzerland
58.2%
EMEA
71.2%
APAC
66.2%

Excludes 0.6bn revenues, of which 848m from the gain on the sale of our shareholding in Mitsubishi Corp.-UBS Realty Inc., 0.0bn expenses and 0.5bn PBT from items managed at the Group level in region global, such as the Non-core and Legacy Portfolio, certain litigation expenses and other items. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues.

UBS

Global Wealth Management

Profit before tax, m


(11%)
1,294
1,310
1,157

Total revenues, m


(2%)
4,760
4,904
4,677
2Q21
1Q22
2Q22

USDm, except where indicated	2Q21	1Q22	2Q22	YoY	QoQ
Profit before tax	1,294	1,310	1,157	(11%)	(12%)
Total revenues	4,760	4,904	4,677	(2%)	(5%)
Net interest income	1,026	1,141	1,268	24%	11%
Recurring net fee income	2,774	2,806	2,614	(6%)	(7%)
Transaction-based income	953	954	793	(17%)	(17%)
Other income	8	3	2		
Credit loss expense / (release)	(14)	(7)	(3)		
Operating expenses	3,479	3,602	3,523	1%	(2%)
Cost/ income ratio	73%	73%	75%	2pp	2pp
Invested assets, bn	3,230	3,145	2,811	(13%)	(11%)
Fee-generating assets, bn	1,416	1,414	1,244	(12%)	(12%)
Deposits, bn	344	372	349	1%	(6%)
Loans, bn	228	230	227	0%	(1%)

PBT (11%), or (2%) ex-litigation vs. a record 2Q in the prior year as lower revenues were only partly offset by lower expenses

Total revenues (2%) as higher net interest income was more than offset by lower recurring net fee and transaction-based income

Operating expenses +1%, or flat ex-litigation and FX, driven by lower personnel expenses

NNFGA[1] +0.4bn, as inflows in APAC and Switzerland were partially offset by outflows in the Americas and EMEA

Net new loans +0.9bn, driven by strong flows in Americas, mostly in SBLs and mortgages, offset by deleveraging in APAC

UBS

1 NNFGA exclude the effects on fee-generating assets of strategic decisions by UBS to exit markets or services

Asset Management



Profit before tax, m
+276%
255
218
174
959
111
Gains on sale[1]
Total revenues, m
+106%
666
628
578
1,372
524
2Q21[1]
1Q22
2Q22

USDm, except where indicated	2Q21	1Q22	2Q22	YoY	QoQ
Profit before tax	255	174	959	276%	450%
Total revenues	666	578	1,372	106%	137%
Net management fees	588	561	515	(12%)	(8%)
Performance fees	40	17	9	(77%)	(44%)
Net gains from disposals	37	0	848		
Credit loss expense / (release)	0	0	0		
Operating expenses	410	404	413	1%	2%
Cost / income ratio	62%	70%	30%[2]	(32pp)	(40pp)
Invested assets, bn	1,174	1,154	1,026	(13%)	(11%)
Net new money, bn	2	8	(12)		

PBT 959m, driven by 848m gain on sale of joint venture announced in 1Q22; (49%) excluding gains on sales in 2Q22 and 2Q21[1]

Total revenues (17%) excluding gains on sales, reflecting lower net management fee driven by negative market performance and FX, and lower performance fees, mainly from Hedge Fund Businesses and Equities

Operating expenses +1%

Invested assets 1,026bn, (11%) QoQ reflecting negative market performance, FX and NNM outflows

NNM (12bn) excl. money markets

UBS 1 2Q21 includes the gain on the sale of Fondcenter, renamed Clearstream Fund Centre; 2 79% excluding the gain on the sale of our shareholding in Mitsubishi Corp.-UBS Realty Inc.

Investment Bank

Profit before tax, m


(39%)
668
929
410

Total revenues, m


(14%)
2,449
2,908
2,094
2Q21
1Q22
2Q22

USDm, except where indicated	2Q21	1Q22	2Q22	YoY	QoQ
Profit before tax	668	929	410	(39%)	(56%)
Total revenues	2,449	2,908	2,094	(14%)	(28%)
Global Banking	881	550	377	(57%)	(32%)
Advisory	300	216	209	(30%)	(3%)
Capital Markets	581	334	168	(71%)	(50%)
Global Markets	1,567	2,358	1,718	10%	(27%)
Execution Services	443	496	399	(10%)	(19%)
Derivatives & Solutions	773	1,418	839	9%	(41%)
Financing	352	444	479	36%	8%
Credit loss expense / (release)	(21)	4	(28)		
Operating expenses	1,802	1,976	1,712	(5%)	(13%)
Cost / income ratio	74%	68%	82%	+8pp	+14pp
Return on attributed equity	21%	28%	12%	(8pp)	(16pp)

PBT 410m; **RoAE** 12%, or 15% ex-litigation

Global Markets revenues +10%; +4% excl. 2Q21 loss on the default of a prime brokerage client

- Execution Services (10%) driven by lower Cash Equities revenues in APAC
- Derivatives & Solutions +9% led by Rates and FX on higher market volatility
- Financing, +36%, or +9% excl. the 2Q21 loss, driven by increases in Equity Financing and Clearing

Of which:

- Equities 1,274m, +7%
- FRC 444m, +19%

Global Banking revenues (57%)

- Advisory (30%) with a decline in the Americas more than offsetting strong APAC fees
- Capital Markets (71%) vs. a strong 2Q21 driven by declines across fee pools amid market volatility

Operating expenses (5%), or (1%) ex-litigation and FX

UBS

Personal & Corporate Banking (CHF)

Profit before tax, m



456
(13%)
395
398

Total revenues, m



995
+2%
1,002
1,018
2Q21
1Q22
2Q22

USDm, except where indicated	2Q21	1Q22	2Q22	YoY	QoQ
Profit before tax	456	395	398	(13%)	1%
Total revenues	995	1,002	1,018	2%	2%
Net interest income	480	493	502	5%	2%
Recurring net fee income	187	210	202	8%	(3%)
Transaction-based income	288	300	300	4%	0%
Other income	40	(1)	13		
Credit loss expense / (release)	(42)	21	33		
Operating expenses	581	586	587	1%	0%
Cost/ income ratio	58%	58%	58%	(1pp)	(1pp)
Return on attributed equity	22%	18%	18%	(4pp)	0pp
Investment products, bn[1]	22.5	23.1	21.4	(5%)	(7%)
Deposits, bn	160	162	160	0%	(1%)
Loans, bn	139	141	142	2%	0%

PBT 398m, (13%) YoY driven by 33m of credit loss expense vs. a 42m credit loss release in 2Q21 as well as a number of non-recurring items in 2Q21

Total revenues +2% driven by higher NII, recurring net fee income and transaction-based income

Operating expenses +1%, or (1%) ex-litigation with higher investments in technology and lower personnel expenses

Net new investment products in Personal Banking +0.5bn, 8% growth rate[1]

Net new loans +0.1bn, including +0.5bn in Personal Banking

UBS

1 Annualized

Common equity tier 1 capital

CET1 capital ratio



14.3%
0.8%
(0.1%)
(0.5%)
(0.1%)
(0.1%)
0.1%
(0.2%)
14.2%
1Q22
PBT
Current tax expense
Share repurchase program
Dividend accrual
Other[1]
Reclassification of financial assets at FVOCI to amortized cost, after tax
Increase in RWA
2Q22

14.2%
CET1 capital ratio
30.6.22
Guidance: ~13%

4.37%
CET1 leverage ratio
30.6.22
Guidance: >3.7%

3.3bn
share buybacks
1H22
Guidance: ~5bn in FY22

1 Includes currency effects of (0.6bn) and other items


Why

Purpose

Reimagining the power of investing. Connecting people for a better world.

Client promise

Personalized
Relevant
On-time
Seamless

Vision

Convene THE global ecosystem for investing where thought leadership is impactful, people and ideas are connected, and opportunities are brought to life.

Strategic imperatives

- Clients, Connections, Contributors
- Focus
- Technology
- Simplification & Efficiency
- Culture

Appendix

Creating sustainable value through the cycle

ESG
Selected aspirations

Net-Zero
own operations (scope 1, 2) by 2025

235bn
invested assets aligned to net zero by 2030, AM

1bn philanthropy donations
to reach 25m beneficiaries raised by 2025

400bn invested assets
in sustainability-focus and impact by 2025

Commercial
Selected aspirations

>6trn
invested assets across GWM, AM, P&C

>5% growth[1]
in GWM net new fee-generating assets

Financial
Targets

15–18%
return on CET1 capital

70–73%
cost/income ratio

10–15%[1]
GWM PBT growth

1 Over the cycle

Group results

USDm, except where indicated	2Q21	3Q21	4Q21	1Q22	2Q22
Total revenues	8,897	9,115	8,705	9,382	8,917
Credit loss expenses / (releases)	(80)	(14)	(27)	18	7
Total operating expenses[1]	6,384	6,264	7,003	6,634	6,295
Operating profit / (loss) before tax	**2,593**	**2,865**	**1,729**	**2,729**	**2,615**
Tax expense / (benefit)	581	576	370	585	497
of which: current tax expense	362	432	365	364	367
Net profit / (loss) attributable to shareholders	**2,006**	**2,279**	**1,348**	**2,136**	**2,108**
Diluted EPS (USD)	0.55	0.63	0.38	0.61	0.61
Effective tax rate	22.4%	20.1%	21.4%	21.4%	19.0%
Return on CET1 capital	19.3%	20.8%	11.9%	19.0%	18.9%
Return on tangible equity	15.4%	17.2%	10.0%	16.0%	16.4%
Cost/income ratio	71.8%	68.7%	80.5%	70.7%	70.6%
Total book value per share (USD)	16.90	17.48	17.84	17.57	17.45
Tangible book value per share (USD)	15.05	15.62	15.97	15.67	15.51

UBS

1 2Q22 includes 221m net litigation expenses, of which GWM 121m, IB 95m and GF 4m

2Q22 Group results by region


Americas
Switzerland
EMEA
Asia Pacific
Total revenues
bn
(7%)
3.6
3.4
2Q21
2Q22
+1%
1.9
1.9
2Q21
2Q22
(9%)
1.8
1.6
2Q21
2Q22
(11%)
1.6
1.4
2Q21
2Q22

	Americas	Switzerland	EMEA	Asia Pacific
Profit before tax bn	0.3 (0.5bn excl. litigation)	0.8	0.5	0.5
Operating expenses bn	3.0	1.1	1.2	0.9
Cost/income ratio	91% (84% excl. litigation)	58%	71%	66%

Excludes 0.6bn revenues, of which 848m from the gain on the sale of our shareholding in Mitsubishi Corp.-UBS Realty Inc., 0.0bn expenses and 0.5bn PBT from items managed at the Group level in region global, such as the Non-core and Legacy Portfolio, certain litigation expenses and other items. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues.

UBS

2Q22 Global Wealth Management results by region


Americas
0% excl. litigation
(21%)
505
397
2Q21
2Q22
Switzerland
+7%
204
218
2Q21
2Q22
EMEA
+2%
308
313
2Q21
2Q22
Asia Pacific
(15%)
283
239
2Q21
2Q22
Profit before tax
m

2Q22	Americas	Switzerland	EMEA	Asia Pacific
Cost/income ratio	85% (81% excl. litigation)	54%	66%	63%
Invested assets bn	1,569	241	538	460
Net new fee-generating assets[1] bn	(3.5)	+1.1	(0.5)	+3.3
Net new loans bn	+3.8	+0.4	(0.1)	(3.3)

UBS

2Q22 includes operating loss before tax of 11m, 3bn invested assets, 0.0bn of NNFGA outflows and 0.1bn of net new loan inflows which are not included in the four regions; 1 NNFGA exclude the effects on fee-generating assets of strategic decisions by UBS to exit markets or services

Capital and leverage ratios



Total loss-absorbing capacity (TLAC)
106bn
46bn
Gone concern loss-absorbing capacity
Going concern capital
60bn
15bn
AT1
CET1 capital
45bn
45bn
CET1
2Q22
33.7%
14.7%
27bn buffer
TLAC: 25.1%
19.0%
4.8%
15bn
14.2%
13bn
CET1 capital ratio guidance:
~13%
14.2%
CET1: 10.0%
Going concern: 14.3%
30.6.22
RWA 316bn
Requirements[1]
10.36%
4.52%
16bn buffer
TLAC: 8.78%
5.84%
1.47%
9bn
4.37%
9bn
CET1 leverage ratio guidance:
>3.7%
4.37%
CET1: 3.50%
Going concern: 5.00%
30.6.22
LRD 1,025bn
Requirements

UBS

Refer to the "Capital management" and "Recent developments" sections of the 2Q22 report for more information; 1 The reactivation of the countercyclical capital buffer for Swiss residential mortgages is expected to increase our minimum CET1 capital requirement by ~30 basis points from 30.9.22

Common equity tier 1 capital


CET1 capital
bn
44.6
2.6
(0.4)
(1.6)
(0.4)
(0.3)
0.3
44.8
1Q22
PBT
Current tax expense
Share repurchase program
Dividend accrual
Other[1]
Reclassification of financial assets at FVOCI to amortized cost, after tax
2Q22

UBS

1 Includes currency effects of (0.6bn) and other items

Risk-weighted assets


Risk-weighted assets
bn
312.0
5.3
(0.3)
1.7
2.0
(5.0)
315.7
• +2.9bn from model updates / changes
• +2.0bn from asset size and other movements, of which: +2.9bn GWM, (0.6bn) in IB, (0.5bn) in AM, (0.1bn) in P&C and Group Functions +0.3bn
• +0.3bn from regulatory add-ons
• +0.1bn from methodology and policy changes
• +1.7bn mainly driven by asset size and other movements, primarily related to higher average regulatory and stressed VaR levels in the IB's Global Markets business on the back of continued market volatility
• +2.0bn reflecting the remaining op. risk increase related to the impact of the French cross-border matter verdict in 4Q21, bringing the total impact to 4.1bn
1Q22
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk
Currency effects
2Q22

UBS

Cautionary statement regarding forward-looking statements

Cautionary Statement Regarding Forward-Looking Statements | This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Russia's invasion of Ukraine has led to heightened volatility across global markets, to the coordinated implementation of sanctions on Russia and Belarus, Russian and Belarusian entities and nationals, and to heightened political tensions across the globe. In addition, the war has caused significant population displacement, and if the conflict continues, the scale of disruption will increase and may come to include wide-scale shortages of vital commodities, including causing food insecurity. The speed of implementation and extent of sanctions, as well as the uncertainty as to how the situation will develop, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) increased interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, including increasing inflationary pressures, market developments, and increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity, including the COVID-19 pandemic and the measures taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains and labor market displacements; (v) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's cross-border banking business of sanctions, tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from nation states and while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2021. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS